Exhibit 1

FOR IMMEDIATE RELEASE	03 December 2012

WPP plc (“WPP”)

Voting rights and Capital 30 November 2012

WPP confirms that its capital consists of 1,270,975,169 ordinary shares with voting rights.

WPP holds 6,266,751 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,264,708,418 shares.

The figure of 1,264,708,418 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204